FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No... ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

First Quarter 2009

  At TELMEX, one of our main commitments is to promote broadband penetration to drive the digital culture and the technological development in the country. During the first quarter of 2009 we continued the growth trend of broadband Infinitum services (ADSL) with a gain of 512 thousand services reaching a total of 5.52 million customers. In the last 3 years, we have increased the number of broadband customers at an annual average rate of 65.7%.

  TELMEX significant investments in capacity have produced one of the most advanced networks worldwide allowing us to continue promoting broadband penetration in the country. Additionally, the company has sold almost 2 million computers in instalments for the last ten years, which has contributed to the increase of computers penetration and Mexico's dynamic broadband growth.

  In 2009, we will continue our offering of multi-service packages. They include several telecommunications services with substantial discounts of up to 42%, thereby accelerating access to broadband services and other voice services. These packages are designed to serve families and small and medium-sized business, and they have grown in recent years because of their attractive features. Similarly, companies and other major customers have plans tailored to satisfy their needs.

  At the end of the first quarter, the number of TELMEX units in service totaled 17.51 million lines, 5.52 million broadband services and 177 thousand dial-up accesses.

Estimated Telephony Market Share in Mexico - March 2009

Type of service
	Users	Market share
Mobile Telephony TELMEX Other fixed line services	78.4 million 17.5 million 3.4 million	79.0% 17.6% 3.4%
Total	99.3 million	100.0%

  In the first quarter, total revenues were 30.0 billion pesos, 3.6% lower than the same period of the previous year. These results reflected decreases of 9.0% and 8.2% in local and long distance revenues, respectively, as well as increases of 32.0% in Internet access revenues and 9.0% in corporate networks revenues.

  From January to March 2009, EBITDA (1) totaled 14.087 billion pesos, 7.0% lower than the first quarter of last year. Operating income totaled 9.617 billion pesos, 9.5% lower than last year's first quarter.

  Majority net income in the quarter totaled 4.759 billion pesos, 14.6% lower than the same period of last year. In the first quarter, earnings per share were 26 Mexican cents, a decrease of 10.3%, and earnings per ADR (2) were 36 US cents, a decrease of 33.3% compared with the same quarter of 2008.

  TELMEX's total debt at March 31, 2009 was the equivalent of 7.585 billion dollars. Only 20.5% of the total debt is exposed to exchange rate fluctuations because we have hedged 4.661 billion dollars. Total net debt (3) was equivalent to 6.748 billion dollars, 1.209 billion dollars less than March 31, 2008.

  Capital expenditures (capex) were equivalent to 224 million dollars for the first three months of the year. In the quarter, the company used 872 million pesos to repurchase 76 million 409 thousand of its own shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Relevant Events

March 3, 2009 Ordinary Shareholders' Meeting

On March 3, 2009 the Ordinary Shareholders' Meeting resolved to increase the amount of funds that can be allocated to purchase the Company's own shares by 10 billion pesos. The amount takes into consideration, retained earnings as of December 31, 2008.

Annual Shareholders' Meetings Calling

The Board of Directors, at its meeting held on March 18, 2009, resolved to call for series "L" Special and Annual Shareholders' Meetings, to be held on April 28, 2009, in order to appoint the members of the Board of Directors pertaining to Series "L" shares and to declare a cash dividend of 0.46 Mexican pesos per outstanding share in four equal payments of 0.1150 Mexican pesos per outstanding share, resulting from the net tax profit account. Dividend payments were proposed to be made in México on June 18, 2009, on September 18, 2009, on December 17, 2009 and on March 26, 2010.

Operating Results

Lines in service and local traffic

At the end of the first quarter, the number of lines in service was 17 million 514 thousand, 75 thousand lower than December of 2008. The number of disconnections is occurring mainly as a result of competition from fixed, mobile and pay TV companies.

Of our lines in service, approximately 10.1 million are in areas that interest competitors and where they also have presence. However, 7.4 million lines are in areas that hold no interest to competitors. In the quarter, these lines generated revenues of approximately 4.699 billion pesos and an operating loss of 778 million pesos.

Local traffic volume continues to be affected mainly by customers' changing consumption habits as a result of competition from cellular telephony, local and pay TV companies. During the first quarter, local traffic decreased 9.9% compared with the same period of 2008, totaling 5.245 billion local calls.

Long distance

From January to March, domestic long distance (DLD) traffic increased 5.0% compared with last year's first quarter, totaling 4.939 billion minutes, due to more multi-service package offerings that include DLD minutes and higher traffic from long distance operators, offset by the decrease in termination traffic with cellular operators.

We consider that the effect of the world wide economic crisis and resulting decrease in the nation's industrial activity was present in the international long distance traffic volumes. In the first quarter of 2009, outgoing international long distance (ILD) traffic decreased 29.3% compared with last year's first quarter, totaling 375 million minutes. Incoming international long distance traffic decreased 6.2% compared with the same period of the previous year, totaling 1.466 billion minutes. The incoming-outgoing ratio was 3.9x.

Interconnection

In the first quarter, interconnection traffic totaled 10.670 billion minutes, 6.1% lower than the same quarter of 2008. Calling party pays traffic decreased 11.2% because of the increase of cellular services. Interconnection traffic with local, long distance and cellular telephony operators decreased 4.5%.

Internet access

At TELMEX, one of our main commitments is to promote broadband penetration to drive the digital culture and the technological development in the country. During the first quarter of 2009 we continued the growth trend of broadband Infinitum services (ADSL) with a gain of 512 thousand services reaching a total of 5.52 million customers. In the last 3 years, we have increased the number of broadband customers at an annual average rate of 65.7%.

TELMEX significant investments in capacity have produced one of the most advanced networks worldwide allowing us to continue promoting broadband penetration in the country. Additionally, the company has sold almost 2 million computers in instalments for the last ten years, which has contributed to the increase of computers penetration and Mexico's dynamic broadband growth.

In 2009, we will continue our offering of multi-service packages. They include several telecommunications services with substantial discounts of up to 42%, thereby accelerating access to broadband services and other voice services. These packages are designed to serve families and small and medium-sized business, and they have grown in recent years because of their attractive features. Similarly, companies and other major customers have plans tailored to satisfy their needs.

Financial Results

The following financial information for 2009 and 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Revenues: In the first quarter, revenues totaled 30.0 billion pesos, a decrease of 3.6% compared with the same period of the previous year. These results include decreases of 9.0% in local service revenues, 8.2% in long distance service revenues and 13.1% in interconnection revenues. The decrease in interconnection revenues reflected a decline of 6.7% in the average revenue of calling party pays services, partially offset by increases of 32.0% in Internet access revenues and 9.0% in corporate networks revenues.

  Local: Local revenues totaled 11.546 billion pesos in the first quarter; a decrease of 9.0% compared with the same quarter of 2008, due to a decrease of 5.5% in revenue per local billed call and to the decline in local traffic volume.

  DLD: In the quarter, DLD revenues totaled 3.716 billion pesos, 10.3% lower than the first quarter of 2008. The 5.0% increase in traffic was not enough to offset the 14.6% decrease in average revenue per minute. The introduction of packages increases the use of long distance services but reduces average revenue per minute.

  ILD: From January to March, ILD revenues totaled 2.009 billion pesos, a decrease of 4.1% compared with the same period of the previous year. Outgoing traffic revenues declined 20.0% to 1.130 billion pesos compared with the first quarter of 2008 due to the decrease in outgoing traffic of 29.3% and a 13.1% increase in the average revenue per minute. Incoming international long distance traffic revenues totaled 879 million pesos an increase of 28.7% compared with the first quarter of 2008, mainly due to the impact of the exchange rate level.

  Interconnection: In the quarter, interconnection revenues with other operators decreased 13.1% to 4.165 billion pesos compared with the first quarter of 2008, mainly due to the 11.2% decline in calling party pays traffic and the decrease of 6.7% in the calling party pays rate.

  Corporate networks: In the corporate market, we have promoted growth of VPN (Virtual Private Networks) and integrated value-added products in our product and services offering. As a result we are in a position to attract a growing proportion of customers' information technology and telecommunications expenses. These initiatives allowed corporate service revenues to total 3.270 billion pesos, an increase of 9.0% compared with the first quarter of last year.

  Internet: Revenues from Internet access in the first quarter totaled 3.836 billion pesos, 32.0% higher than last year's first quarter due to the increase of 56.2% in Internet access services, offsetting lower average revenue per unit for broadband Infinitum services.

Costs and expenses: In the first quarter, total costs and expenses were 20.400 billion pesos, at a similar level as the same period of 2008, mainly due to initiatives carried out to optimize resource use and the 9.9% decrease in the amount paid to cellular operators for calling party pays services, offset by the increase in the reserve for uncollectables, to higher commissions related to growth in broadband services charges and higher charges related to labor costs.

  Cost of sales and services: In the first quarter, cost of sales and services increased 2.7% compared with the same period of 2008, totaling 7.992 billion pesos, due to higher charges related to labor costs and for higher costs related to computer sales.

  Commercial, administrative and general: In the first three months of the year, commercial, administrative and general expenses totaled 4.953 billion pesos, 4.7% higher than last year's first quarter, mainly due to the charge in the reserve for uncollectables and higher commissions related to growth in broadband services.

  Interconnection: Interconnection costs totaled 2.985 billion pesos, a decrease of 13.8% compared with the first quarter of 2008 due to the 9.9% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 11.2% in calling party pays traffic.

  Depreciation and amortization: Depreciation and amortization totaled 4.470 billion pesos in the first quarter, 1.1% below the year earlier period, reflecting the lower level of investment in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 14.087 billion pesos in the first quarter, a decrease of 7.0% compared with the same period of last year. The EBITDA margin was 46.9%. Operating income totaled 9.617 billion pesos in the first quarter and the operating margin was 32.0%.

Financing cost: In the first quarter, financing cost produced a charge of 2.393 billion pesos. This resulted from: i) a net interest charge of 1.825 billion pesos, 11.1% less than the charge registered in the same period of 2008, mainly due to the decrease in paid interest for lower debt and the recognition of the market value of interest rate swaps; and ii) a net exchange loss of 568 million pesos from the first-quarter exchange rate devaluation of 0.7934 pesos per dollar, offset by 4.661 billion dollars in dollar-peso hedges.

Majority net income: In the first quarter, majority net income totaled 4.759 billion pesos, 14.6% lower than the same period of the previous year. Earnings per share were 26 Mexican cents, a year-over-year decrease of 10.3%, and earnings per ADR (2) were 36 US cents, a decrease of 33.3% compared with the same period of 2008.

Investments: In the first quarter, capital expenditures (capex) were the equivalent of 224 million dollars, of which 80.6% was used for growth projects in the voice, data and transport infrastructure and the rest for other projects.

Debt: Total debt at March 31 was the equivalent of 7.585 billion dollars, of which 65.1% is long-term, 35.0% has fixed rate and 82.0% is in foreign currency, equivalent to 6.217 billion dollars. To minimize risks from variations in the exchange rate, we have dollar-peso hedges for 4.661 billion dollars.

Total net debt (3) decreased during the last 12 months the equivalent of 1.209 billion dollars, reducing the total to 6.748 billion dollars. TELMEX has a solid and healthy financial structure that allows us to maintain state-of-the-art-technology and support the development of telecommunications in the country.

Repurchase of shares: During the first quarter, the company used 872 million pesos to repurchase 76 million 409 thousand of its own shares.

Relevant Figures

( In millions of Mexican pesos, unless otherwise indicated)

					%
		1Q2009		1Q2008	Inc.

Revenues	Ps.	30.017	Ps.	31.122	(3,6)
EBITDA (1)		14.087		15.151	(7,0)
EBITDA margin (%)		46,9		48,7	(1,8)
Operating income		9.617		10.630	(9,5)
Operating margin (%)		32,0		34,2	(2,2)
Majority net income		4.759		5.574	(14,6)
Earnings per share (pesos)		0,26		0,29	(10,3)
Earnings per ADR (dollars) (2)		0,36		0,54	(33,3)
Outstanding shares (millions)		18.479		19.111	(3,3)
Equivalent ADRs (millions) (2)		924		956	(3,3)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Income Statements

Income Statements
[ In millions of nominal Mexican pesos ]
					%
		1Q2009		1Q2008	Inc.
Revenues
Local	Ps.	11.546	Ps.	12.693	(9,0)
Domestic long distance		3.716		4.144	(10,3)
International long distance		2.009		2.095	(4,1)
Interconnection		4.165		4.791	(13,1)
Corporate networks		3.270		3.001	9,0
Internet		3.836		2.907	32,0
Others		1.475		1.491	(1,1)
Total		30.017		31.122	(3,6)

Costs and Expenses
Cost of sales and services		7.992		7.779	2,7
Commercial, administrative and general		4.953		4.731	4,7
Interconnection		2.985		3.461	(13,8)
Depreciation and amortization		4.470		4.521	(1,1)
Total		20.400		20.492	(0,4)

Operating income		9.617		10.630	(9,5)

Other expenses, net		250		401	(37,7)

Financing cost
Interest, net		1.825		2.053	(11,1)
Exchange loss, net		568		514	10,5

Total		2.393		2.567	(6,8)

Equity interest in net income (loss) of affiliates		(1)		11	NA

Income before income tax		6.973		7.673	(9,1)

Income tax		2.213		2.100	5,4

Income before noncontrolling interest		4.760		5.573	(14,6)

Noncontrolling interest, net		(1)		1	NA

Majority net income	Ps.	4.759	Ps.	5.574	(14,6)

EBITDA (1)	Ps.	14.087	Ps.	15.151	(7,0)

EBITDA margin (%)		46,9		48,7	(1,8)
Operating margin (%)		32,0		34,2	(2,2)

Exchange rate at March 31, 2009: 14.3317 pesos vs dollar
(*) higher than 1000%
NA not applicable

Balance Sheets
[ In millions of nominal Mexican pesos ]

		March 31,		March 31,
		2009		2008
Assets
Cash and cash equivalents	Ps.	11.987	Ps.	7.141
Other current assets		44.524		25.675
Plant, property and equipment, net		111.688		117.500
Other assets		6.309		5.667
Net prepaid benefit obligation		14.214		14.504
Total assets	Ps.	188.722	Ps.	170.487

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	37.983	Ps.	12.088
Other current liabilities		20.624		19.808
Long-term debt		70.718		80.167
Labor obligations		4.420		5.353
Deferred taxes		15.465		16.086
Deferred credits		395		453
Total liabilities		149.605		133.955
Stockholders' equity
Majority stockholders' equity		39.071		36.489
Noncontrolling interest		46		43
Total stockholders' equity		39.117		36.532
Total liabilities and stockholders' equity	Ps.	188.722	Ps.	170.487

Exchange rate at March 31, 2009: 14.3317 pesos vs dollar

Operating Results

						% Inc. vs.
	1Q 2009	4Q 2008	3Q 2008	2Q 2008	1Q 2008	1Q 2008

Lines in service (thousand units)	17.514	17.589	17.673	17.660	17.795	(1,6)

Local traffic (million units)
Local calls	5.245	5.419	5.699	5.644	5.820	(9,9)
Interconnection minutes (A) (B)	10.670	11.453	11.704	11.482	11.364	(6,1)

Long distance traffic (million minutes)
Domestic long distance (A)	4.939	4.920	4.946	5.119	4.702	5,0
International long distance
(incoming and outgoing) (B)	1.841	2.192	2.260	2.188	2.093	(12,0)

Internet (thousands)	5.699	5.217	4.600	4.075	3.648	56,2
Prodigy (Dial-up)	177	207	238	271	332	(46,7)
Infinitum (ADSL)	5.522	5.010	4.362	3.804	3.316	66,5

(A) Includes domestic long distance calling party pays traffic
(B) Includes international long distance calling party pays traffic

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the first quarter of 2008 and 2008.

Mexico Local Service Business
Income Statements
[ In millions of nominal Mexican pesos ]
					%
		1Q2009		1Q2008	Inc.
Revenues
Access, rent and measured service	Ps.	11.440	Ps.	12.485	(8,4)
LADA interconnection		1.351		943	43,3
Interconnection with operators		440		378	16,4
Interconnection with cellular operators		2.775		3.127	(11,3)
Other		3.689		3.636	1,5
Total		19.695		20.569	(4,2)

Costs and expenses
Cost of sales and services		5.832		5.504	6,0
Commercial, administrative and general		4.540		4.265	6,4
Interconnection		1.812		2.108	(14,0)
Depreciation and amortization		2.671		2.881	(7,3)
Total		14.855		14.758	0,7

Operating income	Ps.	4.840	Ps.	5.811	(16,7)

EBITDA (1)	Ps.	7.511	Ps.	8.692	(13,6)

EBITDA margin (%)		38,1		42,3	(4,2)
Operating margin (%)		24,6		28,3	(3,7)

Mexico Long Distance Service Business
Income Statements
[ In million of nominal Mexican pesos ]
					%
		1Q2009		1Q2008	Inc.
Revenues
Domestic long distance	Ps.	4.244	Ps.	4.818	(11,9)
International long distance		1.961	Ps.	2.148	(8,7)
Total		6.205	Ps.	6.966	(10,9)

Costs and expenses
Cost of sales and services		1.451		1.445	0,4
Commercial, administrative and general		1.347		1.279	5,3
Interconnection to the local network		1.993		1.876	6,2
Depreciation and amortization		521		541	(3,7)
Total		5.312		5.141	3,3

Operating income	Ps.	893	Ps.	1.825	(51,1)

EBITDA (1)	Ps.	1.414	Ps.	2.366	(40,2)

EBITDA margin (%)		22,8		34,0	(11,2)
Operating margin (%)		14,4		26,2	(11,8)

Statement of cash flows
[ In millions of nominal Mexican pesos )
		Three months
		ended
		March 31, 2009

Operating activities

Income before income tax:	Ps	6.973

Depreciation and amortization		4.470
Interest expense		2.034
Other items not requiring the use of cash		2.294
Total		15.771

Cash flows used by operating activities		(1.843)
Net cash flows provided by operating activities		13.928

Investing activities
Acquisitions of plant, property and equipment		(4.082)
Other investments		203
Net cash flows used in investing activities		(3.879)

Excess of cash flows before financing activities		10.049

Financing activities
Repayment of loansAmortizaciones de financiamientos		(3.059)
Acquisition of own shares		(872)
Dividen paid		(1.808)
Interest paid		(1.542)
Derivative financial instruments		3.082
Net cash flows used in financing activities		(4.199)

Net increase in cash and cash equivalents		5.850
Cash and cash equivalents at begining of periord		6.137
Cash and cash equivalents at end of periord		$11.987

Financial Statements Mexico
Income Statements of Communities with and without Presence
of the Competition at March 31, 2009.
[ In millions of nominal Mexican pesos )

	Communities	Communities
	with presence of	without presence of
	competition *	competition *	Total
Revenues
Local	$7.826	$3.720	$11.546
Domestic long distance	3.511	205	3.716
International long distance	1.748	261	2.009
Interconnection	3.793	372	4.165
Corporate networks	3.270	0	3.270
Internet	3.731	105	3.836
Other	1.439	36	1.475
Total revenues	25.318	4.699	30.017

Costs and expenses
Operating costs and expenses	9.160	3.785	12.945
Interconnection	2.688	297	2.985
Depreciation and amortization	3.075	1.395	4.470
Total	14.923	5.477	20.400

Operating income	$10.395	$(778)	$9.617

EBITDA (1)	$13.470	$617	$14.087

EBITDA margin (%)	53,2	13,1	46,9
Operating margin (%)	41,1	(16,6)	32,0

* Figures are estimated

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2009.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - Telmex Press Release: Highlights First Quarter 2009.